Regression Film, LLC (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2023

Balance Sheet

Date: December 31st, 2023

Assets	
Current assets:	-
Cash	-
Accounts Receivable	-
Prepaid expenses	-
Inventory	-
Total current assets	$0.00
Property & Equipment	-
Charity	-
Total Assets	$0.00
Liabilities	
Current liabilities:	
Accounts payable	-
Accrued expenses	-
Unearned revenue	-
Total current liabilities	$0.00
Long-term debt	-
Other long-term liabilities	-
Total Liabilities	$0.00

Shareholder's Equity

Investment capital	$2,397.69
Retained earnings	-$2,397.69
Shareholder's Equity	$0.00
Total Liabilities & Shareholder's Equity	$0.00

Profit & Loss Statement

January 1st – December 31st, 2023



Revenue

Sales Revenue	-
Service Revenue	-
Interest Revenue	-
Gain on Sales of Assets	-
Total Revenue & Gains	**$0.00**

Expenses

Advertising and Marketing	$2,028.37
Delivery/Freight Expense	-
Depreciation	-
Insurance	-
Interest	-
Office Supplies	$25.12
Rent/Lease	-
Legal and Professional Services	$344.20
Maintenance and Repairs	-
Travel	-
Wages	-
Utilities/Telephone Expenses	-
Other Expenses	-
Total Expenses	**$2,397.69**

Income before tax	**-$2,397.69**
Income tax expense	
Net Profit (Loss)	**-$2,397.69**

Cash Flow Statement

For Year Ending December 31st, 2023

Operating Activity

Customers	-
Other operations	
Cash paid for	
General operating and admin expenses	-$2,397.69
Wage expenses	-
Interest	-
Income Taxes	-
Net Profit from Operations	**-$2,397.69**
Additions to cash	
Depreciation	
Amortization	
Subtractions from Cash	
Increase in Accounts Receivable	-
Increase in Inventory	-
Total Cash from Operating Activities	**-$2,397.69**

Investing Activities

Cash receipts from	
Purchase of equipment	-
Bank loan	
Total Cash from Investing Activities	**$0.00**

Financing Activities

Contributions	$2,397.69
Drawing/Distribution	
Repayment of loans	-
Total Cash from Financing Activities	**$2,397.69**
Beginning Cash	$0.00
Total Change in Cash	$0.00
Ending Cash	**$0.00**

Statement of Changes in Equity

January 1st - December 31st, 2023

	Share Capital	Retained Earnings	Revaluation	Total
Beginning balance				
Changes in accounting policy				
Prior period error correction				
Add: New paid-in capital	$2,397.69			$2,397.69
New profit (loss) for the year		-$2,397.69		-$2,397.69
Revaluation gain				
Deduct: Owner's withdrawal				
Ending balance	$2,398	($2,398)		$0

Regression Film, LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2023
$USD

1. ORGANIZATION AND PURPOSE

Regression Film, LLC (the "Company") is a corporation organized in July 2023 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.